SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of October, 2022

Commission File Number 001-41129

Nu Holdings Ltd.

(Exact name of registrant as specified in its charter)

Nu Holdings Ltd.

(Translation of Registrant's name into English)

Campbells Corporate Services Limited, Floor 4, Willow House, Cricket Square, KY1-9010 Grand Cayman, Cayman Islands

+1 345 949 2648

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F (X) Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No (X)

Nu Holdings Ltd.

(the “Company”)

Written Resolutions of the Directors of the Company dated October 07, 2022, passed in accordance with the Articles of Association of the Company (the “Articles”)

The undersigned, being the all of the Directors of the Company for the time being (the “Directors”), hereby take the following actions and adopt the following resolutions:

DISCLOSURE OF INTERESTS

IT IS NOTED THAT to the extent any Director has any personal interest, direct or indirect, in the matters contemplated by these resolutions which he or she is required to disclose in accordance with the Articles or in accordance with applicable law or otherwise or which might disqualify such person from approving these resolutions, such disclosure has been made and such Director may vote and act on the matters referred to herein.

APPOINTMENT OF OFFICERS

IT IS NOTED THAT the Directors had received a consent to act from Anita Sands to act in the role of Lead Independent Director.

IT IS NOTED THAT the Corporate Governance Policy of the Company adopted on October 2021 states that if the Board does not have an independent Chairperson, the Board may appoint a Lead Independent Director and the duties of the Lead Independent Director shall be as follows:

1.	calling separate meetings of the independent directors;

2.	determining the agenda and serving as chairperson of meetings of independent directors;

3.	reporting to the Company’s CEO and the Chairperson of the Board regarding feedback from executive sessions; and

4.	serving as spokesperson for the Company as requested and performing such other responsibilities that may be designated by a majority of the independent directors from time to time.

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IT IS FURTHER NOTED THAT the remuneration of the Lead Independent Director would be as set out in her existing Services Agreement with the Company.

IT IS RESOLVED THAT:

1.	It is in the best interests of the Company to appoint Anita Sands as Lead Independent Director; and
2.	Anita Sands, having indicated her willingness to act, be and is hereby appointed as Lead Independent Director of the Board and with the roles and responsibilities as set out herein, with effect from the date of this resolution until such time as she may resign or be removed or otherwise disqualified in accordance with the Articles.

GENERAL AUTHORISATION

IT IS RESOLVED THAT any Director or Officer of the Company be and is hereby authorised to do all such acts and things and agree and execute any other documents on behalf of the Company as may be required in order to carry out the actions contemplated by the foregoing resolutions (including as deeds if appropriate) and generally to sign all documents as may be required in connection with the actions contemplated by the foregoing resolutions and execution and delivery by any such Director or Officer of any such documents being conclusive evidence of their and the Company’s agreement to the final terms and conditions thereof.

RATIFICATION

IT IS RESOLVED THAT, to the extent that any Director or Officer has taken any actions or signed any documents or undertakings prior to the date hereof which would have been approved if taken or signed after the date hereof, the same be and are hereby ratified, approved and confirmed.

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IN WITNESS WHEREOF, each of the undersigned, being all of the Directors of the Company for the time being, has executed these resolutions in writing on the date indicated above. These resolutions may be executed in counterpart and each counterpart shall be deemed to be an original and which counterparts when taken together shall constitute one and the same instrument.

_____________________________	_____________________________
David Vélez Osorno	Anita Mary Sands

_____________________________	_____________________________
Daniel Krepel Goldberg	Douglas Mauro Leone

_____________________________	_____________________________
Jacqueline Dawn Reses	Muhtar Ahmet Kent

_____________________________	_____________________________
Luis Alberto Moreno Mejía	Rogério Paulo Calderón Peres

_____________________________
Thuan Quang Pham

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nu Holdings Ltd.

By:	/s/ Jorg Friedemann
Jorg Friedemann Investor Relations Officer

Date:  October 14, 2022